SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

      Entergy Power International Holdings Corporation
                  10055 Grogan's Mill Road
                 The Woodlands, Texas  77380

     This certificate is notice that Entergy Power
International Holdings Corporation, a Delaware corporation
("EPIH") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note (the "Note") issued
             by the Corporation pursuant to the
             terms of a Credit Agreement (the
             "Credit Agreement") between Entergy
             Global Investments, Inc. ("EGI") and
             EPIH, which Credit Agreement  (and
             Note) were entered/executed on June
             12, 2001.

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             $5 million

      4.     Rate of interest per annum of each
             security:
             EGI's effective cost of capital,
             within the meaning of Rule 52(b)
             under the Public Utility Holding
             Company Act of 1935, as determined
             from time to time by EGI and
             notified to EPIH, in each case,
             computed on the basis of a 365 day
             year for the actual number of days
             (including the first day, but
             excluding the last) occurring in the
             period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             September 17, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             June 12, 2003

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EGI

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The aggregate amount of advances
             outstanding under the Note, up to
             the full principal amount of $5
             million (the initial advance under
             the Note was $847,000)

     11.     Application of proceeds of each
             security:
             Used by EPIH to make capital
             contributions to its subsidiary
             companies, consistent with its
             existing authorized business as a
             "New Subsidiary" (formed pursuant to
             the Commission's June 22, 1999 Order
             (HCAR No. 27039))

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER INTERNATIONAL
                            HOLDINGS CORPORATION

                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Dated:  September 17, 2001